September 25, 1998

VIA FACSIMILE: (202) 942-9516
Mr. William Underhill
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

   RE: Withdrawal Letter - Integrated Carbonics Corp. 000-24723

Dear Mr. Underhill;

Please withdraw the Form 10 submission for Integrated Carbonics which was filed on August 13, 1998. As we discussed on the phone yesterday, I will make a number of changes and resubmit as a Form 10-SB. Thank you for your assistance, and if there are any questions, please do not hesitate to contact me.

Sincerely,


/s/ Daniel G. Chapman, Esq.

Daniel G. Chapman, Esq.